Exhibit 3.1

Certificate of Amendment

(PURSUANT TO NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of corporation: GlycoGenesys, Inc.

2.	The articles have been amended as follows (provide article numbers, if available):

That the first paragraph of Section 4 be removed in its entirety and the following be inserted in lieu thereof:

“The maximum number of shares of all classes which the corporation is authorized to have outstanding is eighty million (80,000,000) shares, consisting of seventy five million (75,000,000) shares of Common Stock, par value $.01 per share, and five million (5,000,000) shares of Preferred Stock, par value $.01 per share. The holders of preferred (See ANNEX A)

3.	The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 8,021,718 For, 760,352

Against, 72,033 Abstain

4.	Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):	/s/ Bradley J. Carver, President

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote. In addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

ANNEX A

stock shall have such rights, preferences and privileges as may be determined, prior to issuance of such shares, by the Board of Directors.”